SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2017

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Zurich 245
Plaza Carso / Edificio Telcel
Colonia Ampliación Granada
Delegación Miguel Hidalgo,
11529, Mexico City, Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

América Móvil’s second quarter of
2017 financial and operating report

Mexico City, July 18, 2017 - América Móvil, S.A.B. de C.V. (“América Móvil”) [BMV: AMX] [NYSE: AMX, AMOV], announced today its financial and operating results for the second quarter of 2017.

•          Our postpaid wireless subscriber segment continued delivering growth as it registered an annual increase of 5.1% after net additions of 565 thousand in the quarter, including 166 thousand in Mexico and 124 thousand in Brazil.

•          On the fixed-line platform broadband accesses were up 5.7% year-on-year after 209 thousand new access gains in the quarter, while our Pay TV subscriber base registered 278 thousand disconnections, 1.3% of total PayTV units.

•          Our second quarter revenues rose 6.9% from the year-earlier quarter to nearly 250 billion pesos, with service revenues climbing 8.1%. At constant exchange rates, service revenues were up 4.2% year-on-year, their best performance in ten quarters, driven by mobile data revenues that were up 21.8%.

•          EBITDA rose 13.7% year-on-year to 69.4 billion pesos. At constant exchange rates, EBITDA shot up 10.4%, marking its strongest climb in the last five years. All our operations observed sequential increases in EBITDA, with very significant moves in Peru, Chile, Argentina, Europe, Mexico and Colombia.

•          The EBITDA margin stood at 27.8%, up 0.7 percentage points from the prior quarter and up 1.7 percentage points from the year-earlier quarter. Almost all of our operations presented sequential increases in EBITDA margins.

•          Our operating profit increased 21.0% from the year-earlier quarter to 31.2 billion pesos. After our comprehensive financing cost of 13.3 billion pesos, it helped bring about a net profit of 14.3 billion pesos, an 86% year-on-year increase.

•          We achieved a net debt reduction of 27.0 billion pesos—in cash flow terms—in the second quarter. Our outstanding net debt has come down from 629.7 billion pesos in December to 550.8 billion pesos in June, a 12.5% decrease. This reflected positively on our net debt to EBITDA ratio which stood at 1.9x.

•          Our capital expenditures totaled 51.0 billion pesos in the first half of the year, and our acquisitions 3.6 billion pesos. After adjusting for dividends received from KPN, net shareholder distributions totaled 734 million pesos in the period, mostly by way of share buy-backs.

Relevant Events

On June 27th, 2017 we announced that a business unit dedicated to out-of-home advertising belonging to CMI—América Móvil´s (AMX) advertising division—entered into a joint venture with JCDecaux by merging their respective out-of-home advertising operations in Mexico. Upon the closing of the transaction JCDecaux will own 60% of the joint venture shares and the remaining 40% shares will be owned by AMX. The transaction is subject to the satisfaction of certain conditions, including the approval of the Mexican Federal Competition Commission and is expected to close later this year.

On June 30th, 2017 we notified our shareholders that the dividend corresponding to the 2016 results would be MXP 0.30 per share, to be paid in two installments of MXP 0.15 each. On July 17th, we made the first partial dividend payment that included 4.9 billion pesos in cash—51.52% of the eligible shares—and 325.3 million AMX Series L shares.

On July 7th, 2017, we announced that our subsidiary Telcel acquired the right to use and exploit approximately 60 MHz of spectrum in the 2.5 GHz band, in different regions of the country, pursuant to the November 28, 2016 agreement between Telcel and Grupo MVS.

América Móvil Fundamentals (IFRS)
	2Q17	2Q16
Earnings per Share (Mex$) (1)	0.22	0.12
Earning per ADR (US$) (2)	0.23	0.13
EBITDA per Share (Mex$) (3)	1.05	0.93
EBITDA per ADR (US$)	1.13	1.03
Net Income (millions of Mex$)	14,313	7,700
Average Shares Outstanding (billion)	65.76	65.69
(1) Net Income / Average Shares Outstanding
(2) 20 shares per ADR
(3) EBITDA / Average Shares Outstanding

Access Lines

We ended June with 363 million access lines, practically flat from a year before, with our fixed-RGUs increasing 1.1% and our wireless base declining 1.0%. Access lines included 280 million wireless subscribers, 33.3 million landlines, 27.5 million broadband accesses and 21.8 million PayTV units.

In the second quarter our wireless subscriber base increased by 215 thousand subscribers, having added 565 thousand postpaid subs—including 166 thousand in Mexico and 124 thousand in Brazil—and disconnected 350 thousand prepaid subs. Our postpaid base was up 5.1% with Chile’s increasing 17.8%, Brazil’s 10.0%, Colombia’s 7.7% and Mexico’s 6.4%.

On the fixed-line platform RGUs rose 1.1% from the prior year. Broadband accesses were up 5.7% year-on-year after connecting 209 thousand new accesses in the quarter, most of them in Central America, Colombia and Brazil. Our PayTV subscriber base was down 0.8% annually, with 278 thousand disconnections in the quarter.

América Móvil’s Subsidiaries as of June 2017
Country	Brand	Business	Equity
			Participation
Mexico	Telcel	wireless	100.0%
	Telmex	wireline	98.8%
	Sección Amarilla(1)	other	98.4%
	Telvista	other	89.4%
Argentina	Claro	wireless	100.0%
	Telmex	wireline	99.7%
Brazil	Claro	wireless/wireline	97.7%
Chile	Claro	wireless	100.0%
	Telmex(1)	wireline	100.0%
Colombia	Claro	wireless	99.4%
	Telmex	wireline	99.3%
Costa Rica	Claro	wireless	100.0%
Dominicana	Claro	wireless/wireline	100.0%
Ecuador	Claro	wireless/wireline	100.0%
El Salvador	Claro	wireless/wireline	95.8%
Guatemala	Claro	wireless/wireline	99.3%
Honduras	Claro	wireless/wireline	100.0%
Nicaragua	Claro	wireless/wireline	99.6%
Panama	Claro	wireless/wireline	100.0%
Paraguay	Claro	wireless/wireline	100.0%
Peru	Claro	wireless/wireline	100.0%
Puerto Rico	Claro	wireless/wireline	100.0%
Uruguay	Claro	wireless/wireline	100.0%
USA	Tracfone	wireless	100.0%
Netherlands	KPN	wireless/wireline	21.1%
Austria	Telekom Austria	wireless/wireline	51.0%
(1) Equity Participation of Telmex Internacional of which América Móvil owns 97.88%.

Wireless Subscribers as of June 2017
			Total(1) (Thousands)
Country	Jun ’17	Mar ’17	Var.%	Jun ’16	Var.%
Argentina, Paraguay and Uruguay	23,910	23,848	0.3%	22,976	4.1%
Austria & CEE	20,677	20,622	0.3%	20,482	1.0%
Brazil	60,272	60,237	0.1%	64,264	-6.2%
Central America	15,499	15,293	1.4%	15,773	-1.7%
Caribbean	5,551	5,508	0.8%	5,373	3.3%
Chile	6,798	6,710	1.3%	6,476	5.0%
Colombia	29,225	29,153	0.2%	28,260	3.4%
Ecuador	8,822	8,771	0.6%	8,864	-0.5%
Mexico	73,099	72,942	0.2%	73,108	0.0%
Peru	12,071	11,990	0.7%	11,954	1.0%
USA	24,109	24,745	-2.6%	25,321	-4.8%
Total Wireless Lines	280,033	279,818	0.1%	282,852	-1.0%
(1) Includes total subscribers of all companies in which América Móvil holds an economic interest; does not consider the date in which the companies started being consolidated.

Fixed-Line and Other Accesses (RGUs) as of June 2017
			Total(1) (Thousands)
Country	Jun ’17	Mar ’17	Var.%	Jun ’16	Var.%
Argentina, Paraguay and Uruguay	644	632	1.8%	588	9.4%
Austria & CEE	5,899	5,920	-0.4%	5,609	5.2%
Brazil	35,972	36,439	-1.3%	36,809	-2.3%
Central America	5,591	5,478	2.1%	5,183	7.9%
Caribbean	2,716	2,694	0.8%	2,601	4.4%
Chile	1,351	1,342	0.6%	1,283	5.3%
Colombia	6,590	6,472	1.8%	6,055	8.8%
Ecuador	359	358	0.4%	354	1.3%
Mexico	22,012	22,060	-0.2%	21,722	1.3%
Peru	1,426	1,445	-1.3%	1,475	-3.3%
Total RGUs	82,560	82,840	-0.3%	81,679	1.1%
(1) Fixed Line, Broadband and Television (Cable & DTH).

América Móvil Consolidated Results

In the second quarter financial volatility in Latin America became more subdued in line with the situation in the global markets, with world economic growth on a slightly improving path. The U.S. economy continued to hold up and those of the European Union and China showed clear signs of strength.

The appreciation of the Mexican peso vs. the dollar observed in the first quarter continued in the second one, whereas the Brazilian real, the Colombian peso and the Argentinean peso depreciated vs. the dollar, the first one mostly on account of new political pressures, and the other ones reflecting for the most part a worsening of their balance of payments position.

Our second quarter revenues rose 6.9% from the year-earlier quarter to nearly 249 billion pesos, with service revenues climbing 8.1%. The increase in peso terms reflects the appreciation relative to the prior quarter of the Mexican peso vs. most of its other operating currencies. At constant exchange rates, service revenues were up 4.2% year-on-year, their best performance in ten quarters, driven by mobile data revenues, up 21.8%.

Mexico and the South American block—particularly Colombia, Argentina, Chile, and Peru—were the main forces behind the strong expansion of service revenues.All operations, save one, presented ARPU increases relative to the year-earlier-quarter.

Second quarter EBITDA was up 13.7% year-on-year to 69.4 billion pesos. At constant exchange rates, EBITDA shot up 10.4%, marking its strongest climb in the last five years. In several instances, as the revenue base has been rebuilt the impact on EBITDA has been proportionately greater.

Substantially all our operations observed sequential increases in EBITDA, with very significant moves in Peru, 14.4%; Chile, 10.7%; and Argentina, 7.5%. In Europe, Mexico and Colombia the quarter-over-quarter rise was 5.8%, 2.7% and 1.9% respectively.

The EBITDA margin stood at 27.8%, up 0.7 percentage points from the prior quarter and up 1.7 percentage points from the year-earlier quarter. EBITDA margins increased sequentially in all our operations save for the Caribbean, which had a slight decline.

Our operating profit increased almost 21% from the year-earlier quarter to 31.2 billion pesos. After our comprehensive financing cost of 13.3 billion pesos, it helped bring about a net profit of 14.3 billion pesos in the second quarter, up 86%.

América Móvil’s Income Statement (IFRS) Millions of Mexican pesos
	2Q17	2Q16	Var.%	Jan-Jun 17	Jan-Jun 16	Var.%
Service Revenues	215,931	199,808	8.1%	447,207	394,111	13.5%
Equipment Revenues	33,498	33,575	-0.2%	66,379	62,257	6.6%
Total Revenues	249,429	233,383	6.9%	513,586	456,368	12.5%
Cost of Service	79,568	75,145	5.9%	167,364	147,590	13.4%
Cost of Equipment	39,693	41,427	-4.2%	79,804	77,484	3.0%
Selling, General & Administrative Expenses	59,337	54,238	9.4%	122,366	105,405	16.1%
Others	1,468	1,591	-7.7%	3,185	3,172	0.4%
Total Costs and Expenses	180,066	172,400	4.4%	372,720	333,651	11.7%
EBITDA	69,363	60,983	13.7%	140,866	122,717	14.8%
% of Total Revenues	27.8%	26.1%		27.4%	26.9%
Depreciation & Amortization	38,201	35,224	8.4%	79,341	68,917	15.1%
EBIT	31,162	25,758	21.0%	61,525	53,801	14.4%
% of Total Revenues	12.5%	11.0%		12.0%	11.8%
Net Interest Expense	6,658	7,241	-8.0%	13,813	14,188	-2.6%
Other Financial Expenses	4,727	-6,396	173.9%	4,334	5,516	-21.4%
Foreign Exchange Loss	1,869	11,826	-84.2%	-35,260	13,665	-358.0%
Comprehensive Financing Cost (Income)	13,254	12,671	4.6%	-17,114	33,369	-151.3%
Income & Deferred Taxes	2,645	4,547	-41.8%	26,652	6,770	293.7%

Net Income before Minority
Interest and Equity Participation in Results	15,264	8,540	78.7%	51,987	13,661	280.5%
of Affiliates

Equity Participation in Results of Affiliates	-5	33	-113.8%	26	70	-62.2%
Minority Interest	-946	-873	-8.4%	-1,845	-1,233	-49.7%
Net Income	14,313	7,700	86%	50,168	12,499	301.4%
n.m. Not meaningful

Balance Sheet (in accordance with IFRS) - América Móvil Consolidated Millions of Mexican Pesos
	Jun '17	Dec '16	Var.%		Jun '17	Dec '16	Var.%
Current Assets				Current Liabilities
Cash, Marketable
Securities & Other Short	70,319	78,076	-9.9%	Short Term Debt*	57,473	82,607	-30.4%
Term Ivestments
Accounts Receivable	178,986	206,684	-13.4%	Accounts Payable	276,473	321,881	-14.1%
				Other Current
Other Current Assets	24,291	20,279	19.8%		74,188	65,515	13.2%
				Liabilities
Inventories	33,060	36,871	-10.3%		408,133	470,003	-13.2%
	306,656	341,909	-10.3%

Non Current Assets				Non Current Liabilities
Plant & Equipment	615,503	701,190	-12.2%	Long Term Debt	563,605	625,194	-9.9%
Investments in Affiliates	3,169	3,603	-12.1%	Other Liabilities	144,017	148,821	-3.2%
					707,623	774,015	-8.6%
Deferred Assets
Goodwill (Net)	146,127	152,633	-4.3%
Intangible Assets	109,709	128,598	-14.7%	Shareholder's Equity	235,732	271,024	-13.0%
Deferred Assets	170,323	187,109	-9.0%

				Total Liabilities and Equity
Total Assets	1,351,488	1,515,042	-10.8%		1,351,488	1,515,042	-10.8%

*Includes current portion of Long Term Debt.

We continued our efforts to reduce our leverage, with a net debt reduction of 27.0 billion pesos—in cash flow terms—in the second quarter. Our outstanding debt has come down from 629.7 billion pesos in the December to 550.8 billion pesos in June, a 12.5%decrease that reflects first and foremost our debt reduction efforts, but also the appreciation of the Mexican peso vs. other currencies in the period. Our net debt to EBITDA ratio stood at 1.9.x at the end of June, after accounting for our derivatives position and the equity credit on our hybrid bonds.

Our capital expenditures totaled 51.0 billion pesos in the first half of the year, whereas our acquisitions reached 3.6 billion pesos. After adjusting for dividends received from KPN, net shareholder distributions totaled 734 million pesos in the period, mostly by way of share buy-backs.

Financial Debt of América Móvil* Millions
	Jun -17	Dec -16
Peso - denominated debt (MxP)	76,869	87,527
Bonds and other securities	72,558	72,416
Banks and others	4,311	15,111
U.S. Dollar - denominated debt (USD)	10,622	10,656
Bonds and other securities	9,936	9,936
Banks and others	687	720
Euro - denominated Debt (EUR)	12,525	13,867
Bonds and other securities	12,448	13,845
Banks and others	77	23
Sterling - denominated Debt (GBP)	2,750	2,750
Bonds and other securities	2,750	2,750
Reais - denominated Debt (BRL)	2,365	545
Bonds and other securities	1,000	0
Banks and others	1,365	545
Debt denominated in other currencies (MxP)	21,068	23,195
Bonds and other securities	20,983	23,069
Banks and others	85	126
Total Debt (MxP)	621,078	707,801
Cash, Marketable Securities and Short Term Financial	70,319	78,076
Investments (MxP)
Net Debt (MxP)	550,759	629,726

*This table does not include the effect of forwards and derivatives used to hedge the foreign exchange exposure. The debt figures include the face value amount of the outstanding América Móvil hybrid bonds (1,450M euros and 550M sterling), but do not include the TKA hybrid bond (600M euros).

Mexico

After net additions of 157 thousand in the quarter—all postpaid—we closed June with 73 million wireless subscribers, practically flat compared to the prior year. Our postpaid subscriber base was up 6.4% year-on-year. On the fixed-line segment, RGUs were up 1.3% to 22.0 million buoyed by broadband accesses that increased 4.0%.

Second quarter revenues totaled 65.9 billion pesos and were up 3.8% sequentially and 1.1% year-on-year. Mobile service revenues were the main driver of revenue growth, expanding 5.7% over the prior quarter and 7.3% annually, their best performance in over a year, as mobile data revenues shot up 7.9% in the quarter and 22.7% year-on-year. Prepaid revenues continued to recover from the sharp reduction seen in the first half of 2016 with the introduction of unlimited-call plans; voice revenues are now stable and data revenues are growing well.

ARPU stood at 137 pesos in the quarter, 7.5% higher than a year before. Sequentially it was up 5.8% driven mostly by prepaid. MOUs— already the highest in the region— kept rising to 477 minutes, a 13.6% year-on-year increase. MBOUs almost doubled in the period to 865 megabytes.

 Fixed-line revenues were down 3.4% pulled down by international long distance revenues, but fixed-data revenues expanded 3.6%.

EBITDA came in at 20.8 billion pesos, rising 2.7% over the first quarter. It was slightly down vs. the year-earlier quarter, 3.3%, but continued with its recovering trend. It was its best performance in over a year. The EBITDA margin stood at 31.6% of revenues, compared to 33.0% a year before.

INCOME STATEMENT (IFRS) - Mexico Millions of MxP
	2Q17	2Q16	Var.%	Jan - Jun 17	Jan - Jun 16	Var.%
Total Revenues	65,858	65,118	1.1%	129,297	129,934	-0.5%
Total Service Revenues	50,548	49,425	2.3%	99,897	100,630	-0.7%
Wireless Revenues	43,520	41,876	3.9%	84,111	83,536	0.7%
Service Revenues	29,963	27,913	7.3%	58,305	57,213	1.9%
Equipment Revenues	13,431	13,712	-2.0%	25,474	25,330	0.6%
Fixed Line and Other Revenues	24,251	25,115	-3.4%	49,037	49,948	-1.8%
EBITDA	20,786	21,502	-3.3%	41,021	44,687	-8.2%
% total revenues	31.6%	33.0%		31.7%	34.4%
EBIT	13,366	14,842	-9.9%	26,289	31,576	-16.7%
%	20.3%	22.8%		20.3%	24.3%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Mexico Operating Data (IFRS)
	2Q17	2Q16	Var.%
Wireless Subscribers (thousands)	73,099	73,108	0.0%
Postpaid	12,358	11,619	6.4%
Prepaid	60,741	61,489	-1.2%
MOU	477	420	13.6%
ARPU (MxP)	137	127	7.5%
Churn (%)	4.1%	4.6%	-0.4
Revenue Generating Units (RGUs) *	22,012	21,722	1.3%
Fixed Lines	12,758	12,826	-0.5%
Broadband	9,254	8,896	4.0%
* Fixed Line and Broadband.

Argentina, Paraguay and Uruguay

In the second quarter we added 84 thousand prepaid clients and disconnected 22 thousand postpaid clients, to finish the quarter with 23.9 million mobile clients, a 4.1% annual increase. Our fixed-RGUs, 644 thousand, were up 9.4% year-on-year, driven by PayTV accesses that expanded 17.1% in Paraguay.

Revenue growth re-accelerated in the second quarter, with strong sequential and annual increases in total revenues and mobile service revenues, with the latter´s rate of growth jumping to 38.5% from 28.9% in the first quarter. Mobile data revenues soared 18.3% sequentially and 73.3% year-on-year and undoubtedly were the main engine of growth.

On the fixed-line platform revenues decelerated to an annual pace of 18.4% from 26.0% the prior quarter, mostly on account of lower corporate network sales.

The re-acceleration of revenues had a comparable impact on our EBITDA, which at 4.2 billion Argentinean pesos climbed 34.7% from the year-earlier quarter, compared to 20.1% in the first quarter and 10.9% in the fourth one.  Quarter-over-quarter, was up 7.5%. The greater dynamism of revenues resulted in a 2.5 percentage points margin expansion.

INCOME STATEMENT (IFRS) - Argentina, Paraguay & Uruguay Millions of ARP
	2Q17	2Q16	Var.%	Jan - Jun 17	Jan - Jun 16	Var.%
Total Revenues	11,794	9,410	25.3%	22,772	18,497	23.1%
Total Service Revenues	9,161	6,943	31.9%	18,179	14,271	27.4%
Wireless Revenues	11,074	8,818	25.6%	21,368	17,352	23.1%
Service Revenues	9,232	6,667	38.5%	17,545	13,115	33.8%
Equipment Revenues	1,826	2,145	-14.9%	3,794	4,226	-10.2%
Fixed Line and Other Revenues	790	667	18.4%	1,550	1,277	21.4%
EBITDA	4,217	3,131	34.7%	8,122	6,396	27.0%
% total revenues	35.8%	33.3%		35.7%	34.6%
EBIT	3,290	2,399	37.2%	6,305	4,983	26.5%
%	27.9%	25.5%		27.7%	26.9%
*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Argentina, Paraguay & Uruguay Operating Data (IFRS)
	2Q17	2Q16	Var.%
Wireless Subscribers (thousands)	23,910	22,976	4.1%
Postpaid	2,446	2,504	-2.3%
Prepaid	21,464	20,472	4.8%
MOU	91	98	-7.0%
ARPU (ARP)	128	98	30.6%
Churn (%)	2.1%	2.2%	(0.1)
Revenue Generating Units (RGUs) *	644	588	9.5%
* Fixed Line, Broadband and Television

Brazil

We gained 124 thousand postpaid clients in the second quarter—twice as many as those added in the second quarter of the precedent year—and disconnected 89 thousand prepaid subs, to end June with 60.3 million subs. Our postpaid base rose 10.0% year-on-year. On the fixed-line front, RGUs ended the quarter at 36.0 million after a net reduction of 467 thousand units, approximately two thirds of which came from the disconnection of satellite PayTV clients.

Second quarter revenues came in at 8.8 billion reais, with service revenues declining 1.3% year-on-year dragged down by voice revenues on both the mobile and fixed-line platform. Altogether service revenues were up 1.4% on the mobile platform and down 2.1% on the fixed-line one.

Mobile data revenues expanded significantly—26.4% year-on-year, up from 9.7% the prior quarter—while fixed-broadband and PayTV revenues decelerated slightly, to 6.7% and 1.0% respectively.

At 2.4 billion reais, EBITDA was up 1.5% year-on-year, with the EBITDA margin climbing 1.3 percentage-points from the year-earlier quarter, to 27.5%.

INCOME STATEMENT (IFRS) - Brazil Millions of BrL
	2Q17	2Q16	Var.%	Jan - Jun 17	Jan - Jun 16	Var.%
Total Revenues	8,793	9,084	-3.2%	17,698	18,038	-1.9%
Total Service Revenues	8,633	8,751	-1.3%	17,402	17,453	-0.3%
Wireless Revenues	2,826	2,946	-4.1%	5,711	5,952	-4.1%
Service Revenues	2,654	2,616	1.4%	5,400	5,372	0.5%
Equipment Revenues	160	332	-51.9%	295	581	-49.2%
Fixed Line and Other Revenues	5,967	6,137	-2.8%	11,987	12,086	-0.8%
EBITDA	2,415	2,379	1.5%	4,890	4,736	3.2%
% total revenues	27.5%	26.2%		27.6%	26.3%
EBIT	247	194	27.4%	527	340	54.7%
%	2.8%	2.1%		3.0%	1.9%
*Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions.

Brazil Operating Data (IFRS)
	2Q17	2Q16	Var.%
Wireless Subscribers (thousands)	60,272	64,264	-6.2%
Postpaid	18,639	16,952	10.0%
Prepaid	41,633	47,313	-12.0%
MOU	81	103	-21.6%
ARPU (BrL)	15	13	9.1%
Churn (%)	3.4%	3.7%	(0.3)
Revenue Generating Units (RGUs) *	35,972	36,809	-2.3%
* Fixed Line, Broadband and Television.

Chile

Our wireless subscriber base ended June with 6.8 million clients, 5.0% more than a year before, after net additions on the postpaid segment of 73 thousand. Fixed RGUs increased 5.3% relative to 2016, for the most part on account of a 15.5% expansion of broadband accesses.

Revenues continued on an improving trend, rising 13.1% year-on-year—and 4.7% sequentially—to reach 210 billion Chilean pesos as service revenues expanded 11% on the mobile and 9.0% on fixed-line platform.

Mobile and fixed data revenues led the way, climbing in the second quarter 25.7% and 20.2% respectively, compared to 16.5% and 15.1% the prior one.

At 29.7 billion Chilean pesos, EBITDA soared 115% year-on-year—and 10.7% over the quarter. The EBITDA margin, 14.2%, was up nearly seven percentage points in the quarter.

INCOME STATEMENT (IFRS) - Chile Millions of ChPL
	2Q17	2Q16	Var.%	Jan - Jun 17	Jan - Jun 16	Var.%
Total Revenues	210,078	185,718	13.1%	410,767	366,424	12.1%
Total Service Revenues	186,387	167,702	11.1%	365,567	333,724	9.5%
Wireless Revenues	139,106	121,934	14.1%	270,878	240,152	12.8%
Service Revenues	115,403	104,005	11.0%	225,780	206,865	9.1%
Equipment Revenues	23,691	18,016	31.5%	45,200	32,700	38.2%
Fixed Line and Other Revenues	77,495	69,355	11.7%	152,607	137,403	11.1%
EBITDA	29,730	13,854	114.6%	56,588	27,127	108.6%
% total revenues	14.2%	7.5%		13.8%	7.4%
EBIT	-22,794	-38,909	41.4%	-49,699	-78,414	36.6%
%	-10.9%	-21.0%		-12.1%	-21.4%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Chile Operating Data (IFRS)
	2Q17	2Q16	Var.%
Wireless Subscribers (thousands)	6,798	6,476	5.0%
Postpaid	1,746	1,482	17.8%
Prepaid	5,052	4,993	1.2%
MOU	153	142	7.4%
ARPU (ChP)	5,826	5,452	6.9%
Churn (%)	5.3%	5.5%	(0.3)
Revenue Generating Units (RGUs) *	1,351	1,283	5.3%
* Fixed Line, Broadband and Television.

Colombia

We ended June with 29.2 million wireless subscribers after adding 72 thousand clients in the quarter, all of which were postpaid. Our postpaid base increased 7.7% from the year before to 6.6 million subscribers. On the fixed-line side, our fixed RGUs were up 8.8%, with landlines and broadband expanding 12.7% and 10.3%, respectively.

Revenues rose 4.5% year-on-year in the second quarter to 2,811 billion Colombian pesos.  Service revenue growth continued posting sequential improvements, expanding at a 6.1% pace, up from 2.1% the previous quarter and -4.3% a year before.

On the mobile platform service revenues increased 4.9% led by data revenues, up 17.4%; those on the fixed platform surged 13.2% in a broad based expansion: voice revenues climbed 12.3%, data revenues 10.8% and PayTV revenues 17.7%.

EBITDA soared 16.6% from the year-earlier quarter to reach 1,117 billion Colombian pesos. Relative to revenues, the margin came in at 39.7%, which implies a 4.1 percentage-points increase relative to the prior year.

INCOME STATEMENT (IFRS) - Colombia Billions of COP
	2Q17	2Q16	Var.%	Jan - Jun 17	Jan - Jun 16	Var.%
Total Revenues	2,811	2,689	4.5%	5,572	5,400	3.2%
Total Service Revenues	2,267	2,137	6.1%	4,528	4,352	4.0%
Wireless Revenues	2,036	1,973	3.2%	4,048	3,988	1.5%
Service Revenues	1,480	1,411	4.9%	2,987	2,913	2.5%
Equipment Revenues	537	545	-1.4%	1,032	1,033	-0.2%
Fixed Line and Other Revenues	831	744	11.7%	1,636	1,460	12.0%
EBITDA	1,117	957	16.6%	2,213	1,936	14.3%
% total revenues	39.7%	35.6%		39.7%	35.9%
EBIT	648	519	24.8%	1,280	1,065	20.2%
%	23.1%	19.3%		23.0%	19.7%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Colombia Operating Data (IFRS)
	2Q17	2Q16	Var.%
Wireless Subscribers* (thousands)	29,225	28,260	3.4%
Postpaid	6,553	6,083	7.7%
Prepaid	22,672	22,177	2.2%
MOU	195	209	-6.9%
ARPU (COP)	16,815	16,557	1.6%
Churn (%)	4.3%	4.4%	(0.1)
Revenue Generating Units (RGUs)**	6,590	6,055	8.8%

*Due to differences in the policy for accounting active subscribers, the figures in this report are different from those published by the Ministry of Communications of Colombia (MinTIC).** Fixed Line, Broadband and Television **Fixed Line, Broadband and  Television.

Ecuador

Having gained 51 thousand subscribers in the second quarter—split almost evenly between postpaid and prepaid—we ended the quarter with 8.8 million subscribers, slightly less, 0.5%, than a year before. On our fixed-broadband and PayTV platforms increased 8.6% and 1.9% year-on-year respectively.

Revenues were down 8.8% to 332 million dollars. Service revenues fell 9.2% year-on-year, a continuous sequential improvement from previous quarters as mobile data revenues increased 1.7% annually. On the other hand, fixed revenues showed an impressive momentum having increased by 41.5% in one year strengthened by wireline data and PayTV.

Second quarter EBITDA totaled 127 million dollars or 38.2% of revenues.

INCOME STATEMENT (IFRS) - Ecuador Millions of Dollars
	2Q17	2Q16	Var.%	Jan - Jun 17	Jan - Jun 16	Var.%
Total Revenues	332	364	-8.8%	666	729	-8.7%
Total Service Revenues	283	312	-9.2%	568	631	-10.1%
Wireless Revenues	311	349	-10.9%	625	699	-10.6%
Service Revenues	264	297	-11.4%	529	602	-12.1%
Equipment Revenues	48	52	-7.7%	96	97	-1.3%
Fixed Line and Other Revenues	21	15	41.5%	41	30	35.3%
EBITDA	127	151	-16.0%	253	304	-16.6%
% total revenues	38.2%	41.5%		38.1%	41.7%
EBIT	75	99	-25.0%	149	200	-25.5%
%	22.4%	27.3%		22.4%	27.4%

*Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions.
    We merged the fixed and mobile companies in 4Q16, 2Q16 figures were adjusted for comparison purposes

Ecuador Operating Data (IFRS)
	2Q17	2Q16	Var.%
Wireless Subscribers (thousands)	8,822	8,864	-0.5%
Postpaid	2,480	2,650	-6.4%
Prepaid	6,342	6,214	2.0%
MOU	292	213	37.2%
ARPU (US$)	10	11	-11.9%
Churn (%)	3.5%	3.2%	0.4
Revenue Generating Units (RGUs) *	359	354	1.3%
* Fixed Line, Broadband and Television.

Peru

Peru ended June with 12.1 million wireless subscribers, 1.0% more than the year before, after net additions of 111 thousand prepaid clients. In addition, our 1.4 million fixed-line RGUs dropped 3.3% compared to the year before, principally related to the disconnection of satellite TV clients.

At 1.3 billion soles, second quarter revenues were up 5.8% over the year-earlier quarter, with mobile service revenues expanding 7.4% on the back of 24.6% mobile data growth.

Fixed-line service revenues declined 1.4% as long distance revenues fell 31.1%, mostly reflecting migration of fixed line traffic to mobiles.

EBITDA jumped 14.4% sequentially and 51.4% year-on-year to 318 million soles, as the EBITDA margin climbed from 16.5% to 23.7%. With new spectrum available and a top-of-the line mobile network, Claro Peru has been able to provide more data services to its clients, with the corresponding impact on its top line and profitability.

INCOME STATEMENT (IFRS) - Peru Millions of Soles
	2Q17	2Q16	Var.%	Jan - Jun 17	Jan - Jun 16	Var.%
Total Revenues	1,344	1,270	5.8%	2,688	2,542	5.7%
Total Service Revenues	1,166	1,106	5.4%	2,331	2,233	4.4%
Wireless Revenues	1,136	1,059	7.2%	2,267	2,123	6.8%
Service Revenues	947	882	7.4%	1,888	1,794	5.2%
Equipment Revenues	177	163	9.1%	355	306	16.1%
Fixed Line and Other Revenues	208	211	-1.4%	421	420	0.3%
EBITDA	318	210	51.4%	596	465	28.0%
% total revenues	23.7%	16.5%		22.2%	18.3%
EBIT	130	38	242.0%	226	128	76.3%
%	9.7%	3.0%		8.4%	5.0%
*Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions.

Peru Operating Data (IFRS)
	2Q17	2Q16	Var.%
Wireless Subscribers (thousands)	12,071	11,954	1.0%
Postpaid	4,062	4,130	-1.7%
Prepaid	8,009	7,824	2.4%
MOU	202	166	21.6%
ARPU (Sol)	26	24	7.5%
Churn (%)	5.5%	5.6%	(0.1)
Revenue Generating Units (RGUs) *	1,426	1,475	-3.3%
* Fixed Line, Broadband and Television

Central America

In the second quarter we added 207 thousand mobile clients and 112 thousand fixed-line RGUs to finish June with 21.1 million accesses, an increase of 1.5% in the quarter and 0.6% in the year. Fixed RGUs expanded 7.9% compared to a year before and reached 5.6 million; growth was driven by broadband accesses, up 16.3% year-on-year.

Revenues of 577 million dollars were up 2.4% year-on-year, with service revenues rising 1.5% driven by data revenue growth—expanding 12.3% on the fixed platform and 10.1% on the mobile. PayTV revenues were up 5.1% year-on-year, while wireless voice revenues declined 4.9%.

The quarter’s EBITDA of 204 million dollars was 4.6% higher than a year before. At 35.3% of revenues, the EBITDA margin was slightly better as well.

INCOME STATEMENT (IFRS) - Central America Millions of Dollars
	2Q17	2Q16	Var.%	Jan - Jun 17	Jan - Jun 16	Var.%
Total Revenues	577	564	2.4%	1,145	1,115	2.7%
Total Service Revenues	532	524	1.5%	1,056	1,042	1.4%
Wireless Revenues	380	382	-0.4%	760	756	0.6%
Service Revenues	343	341	0.6%	685	681	0.6%
Equipment Revenues	37	39	-4.6%	74	72	2.9%
Fixed Line and Other Revenues	199	186	7.2%	391	367	6.6%
EBITDA	204	195	4.6%	399	386	3.3%
% total revenues	35.3%	34.6%		34.8%	34.7%
EBIT	76	59	28.5%	140	115	21.9%
%	13.1%	10.5%		12.2%	10.3%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Central America Operating Data (IFRS)
	2Q17	2Q16	Var.%
Wireless Subscribers (thousands)	15,499	15,773	-1.7%
Postpaid	2,326	2,305	0.9%
Prepaid	13,174	13,468	-2.2%
MOU	164	167	-1.7%
ARPU (US$)	8	7	2.4%
Churn (%)	6.4%	6.1%	0.3
Revenue Generating Units (RGUs) *	5,591	5,183	7.9%
* Fixed Line, Broadband and Television.

Caribbean

Net additions in the second quarter came in at 43 thousand subs, 61.0% more than in the prior quarter mostly on improvements in Dominican Republic, to finish the quarter with 5.6 million wireless subscribers, 3.3% more than a year before. The growth rate on the postpaid base was 5.4% after 20 thousand new contract clients. Fixed-RGUs of 2.7 million were 4.4% greater than a year before with PayTV clients growing 13.0%.

The quarter’s revenues, 480 million dollars, declined 2.3% relative to the prior year as a result of a contraction in voice revenues in the Dominican Republic. Fixed data revenues showed signs of stable growth in both countries but failed to compensate the decline in voice revenues.

Second quarter EBITDA was up 3.7% over the year to 156 million dollars. The EBITDA margin was 32.5% of revenues up from 30.7% a year before.

INCOME STATEMENT (IFRS) - Caribbean Millions of Dollars
	2Q17	2Q16	Var.%	Jan - Jun 17	Jan - Jun 16	Var.%
Total Revenues	480	491	-2.3%	958	974	-1.7%
Total Service Revenues	421	432	-2.4%	843	865	-2.5%
Wireless Revenues	272	278	-2.2%	542	550	-1.5%
Service Revenues	218	224	-2.9%	437	450	-3.0%
Equipment Revenues	55	55	0.4%	107	102	5.4%
Fixed Line and Other Revenues	207	212	-2.4%	416	424	-1.9%
EBITDA	156	150	3.7%	312	298	4.6%
% total revenues	32.5%	30.7%		32.5%	30.6%
EBIT	91	81	12.4%	180	148	21.7%
%	18.9%	16.4%		18.8%	15.2%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues. 2Q16 figures have been adjusted to incorporate accounting changes in equipment revenues in Puerto Rico.

Caribbean Operating Data (IFRS)
	2Q17	2Q16	Var.%
Wireless Subscribers (thousands)	5,551	5,373	3.3%
Postpaid	1,831	1,738	5.4%
Prepaid	3,720	3,634	2.3%
MOU	263	282	-6.9%
ARPU (US$)	13	14	-6.7%
Churn (%)	3.5%	3.7%	(0.0)
Revenue Generating Units (RGUs) *	2,716	2,601	4.4%
* Fixed Line, Broadband and Television.

United States

We ended the quarter with 24.1 million subscribers—4.8% below the year-earlier quarter—after net disconnections of 636 thousand subs, resulting from a cleanup of our base, from increased competition in the segment and from seasonal effects.

Our second quarter revenues totaled 1.9 billion dollars; they were up 8.8% year-on-year, with equipment revenues jumping 20.8% and service revenues rising 7.1%, mostly on the back of data services that increased almost twice as fast.

EBITDA nearly tripled from the year-earlier quarter to 211 million dollars, as the EBITDA margin expanded by 6.6 percentage points, to 10.9%.

Our financials reflect the consolidation of Walmart Family Mobile’s figures from August, 2016. Adjusting for that, revenues would have risen 4.7% over the year and EBITDA would have trebled.

INCOME STATEMENT (IFRS) - United States Millions of Dollars
	2Q17	2Q16	Var.%	Jan - Jun 17	Jan - Jun 16	Var.%
Total Revenues	1,931	1,775	8.8%	3,916	3,530	10.9%
Service Revenues	1,674	1,563	7.1%	3,428	3,129	9.6%
Equipment Revenues	256	212	20.8%	487	402	21.3%
EBITDA	211	77	174.5%	422	239	76.8%
% total revenues	10.9%	4.3%		10.8%	6.8%
EBIT	193	66	194.4%	389	216	79.8%
%	10.0%	3.7%		9.9%	6.1%

United States Operating Data (IFRS)
	2Q17	2Q16	Var.%
Wireless Subscribers (thousands)	24,109	25,321	-4.8%
MOU	524	496	5.6%
ARPU (US$)	23	21	10.6%
Churn (%)	4.4%	4.3%	0.1

Telekom Austria Group

Our second quarter revenues increased 4.0% from the year-earlier quarter to reach 1.1 billion euros, as service revenues expanded 2.8%. Mobile service revenues, which account for 55% of the total, were up 0.8%, whereas fixed revenues increased 6.5%.

EBITDA came in at 359 million euros. It was up 5.8% quarter-over-quarter and 7.8% year-over-year, with the EBITDA margin climbing 1.2 percentage points from the year-earlier quarter to 33.2%.

INCOME STATEMENT (IFRS) - Telekom Austria Group - Proforma Millions of Euros
	2Q17	2Q16	Var.%	Jan - Jun 17	Jan - Jun 16	Var.%
Total Revenues	1,083	1,041	4.0%	2,142	2,059	4.0%
Total Service Revenues	966	940	2.8%	1,922	1,861	3.3%
Wireless Revenues	663	647	2.5%	1,307	1,276	2.5%
Service Revenues	536	532	0.8%	1,060	1,052	0.8%
Equipment Revenues	105	94	11.6%	202	184	9.6%
Fixed Line and Other Revenues	420	394	6.5%	835	783	6.6%
EBITDA	359	333	7.8%	699	671	4.2%
% total revenues	33.2%	32.0%		32.6%	32.6%
EBIT	146	116	25.8%	273	236	15.7%
%	13.5%	11.2%		12.7%	11.5%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions;
    For further detail please visit www.telekomaustria.com/en/investor-relations

Telekom Austria Group Operating Data (IFRS) - Proforma
	2Q17	2Q16	Var.%
Wireless Subscribers (thousands)	20,677	20,482	1.0%
Postpaid	15,140	14,845	2.0%
Prepaid	5,537	5,637	-1.8%
MOU	307	309	-0.6%
ARPU (Euros)	9	9	0.0%
Churn (%)	1.9%	1.8%	0.0
Revenue Generating Units (RGUs) *	5,899	5,903	-0.1%
*Fixed Line, Broadband and Television.

Glossary of Terms

ARPU	Average Revenue per User. The ratio of service revenues in a given period to the average number of wireless subscribers in the same period. It is presented on a monthly basis.

ARPM	Average Revenue per Minute. The ratio of service revenues to airtime traffic.

Capex	Capital Expenditure. Accrued capital expenditures related to the expansion of the telecommunications infrastructure.

Churn	Disconnection Rate. The ratio of wireless subscribers disconnected during a given period to the number of wireless subscribers at the beginning of that period.

EBIT	Earnings Before Interest and Taxes, also known as Operating Profit.

EBIT
margin	The ratio of EBIT to total operating revenue.

EBITDA	Earnings Before Interest, Taxes, Depreciation, and Amortization.

EBITDA
margin	The ratio of EBITDA to total operating revenue.

EPS
(Mexican
pesos)	Earnings per share. Total earnings in Mexican pesos divided by total shares.

Earnings
per ADR
(US$)	Total earnings in U.S. dollars divided by total ADRs equivalent.

Equity
subscribers	Subscribers weighted by the economic interest held in each company.

Gross
additions	Total number of subscribers acquired during the period.

Licensed
pops	Licensed population. Population covered by the licenses that each of the companies manage.

LTE	Long-term evolution is a 4th generation standard for wireless communication of high-speed data for mobile phones and data terminals.

Market
share	A company’s subscriber base divided by the total number of subscribers in that country.

MBOU	Megabytes of Use per subscriber. The ratio of wireless data in a given period to the average number of wireless subscribers in that same period. It is pre-sented on a monthly basis.

MOU	Minutes of Use per subscriber. The ratio of wireless traffic in a given period to the average number of wireless subscribers in that same period. It is pre-sented on a monthly basis.

Net subscriber additions	The difference in the subscriber base from one period to another. It is the different between gross additions and disconnections.

Net debt	Total short and long term debt minus cash and marketable securities.

Net debt / EBITDA	The ratio of total short and long term debt minus cash and securities to trailing 12-month income before interest, taxes, depreciation and amortization.

Prepaid	Subscriber that may purchase airtime to recharge a cellular phone. The client does not hold a contract with the company for voice and data services.

Postpaid	Subscriber that has a contract for the use of airtime. The client has no need of activating airtime, it is done so immediately.

SMS	Short Message Service.

SAC

Subscriber Acquisition Cost. The sum of handset subsidies, marketing expenses and commissions to distributors for handset activation. Handset subsidy is calculated as the difference between equipment cost and equipment revenues.

Wireless
penetration	The ratio of total wireless subscribers in any given country divided by the total population in that country.

Exchange Rates Local Currency Units per USD
	2Q17	2Q16	Var.%	Jan - Jun 17	Jan - Jun 16	Var.%
Mexico
EoP	17.90	18.91	-5.4%	17.90	18.91	-5.4%
Average	18.59	18.04	3.0%	19.50	18.04	8.1%
Brazil
EoP	3.31	3.21	3.1%	3.31	3.21	3.1%
Average	3.22	3.51	-8.4%	3.18	3.71	-14.2%
Argentina
EoP	16.63	15.04	10.6%	16.63	15.04	10.6%
Average	15.72	14.22	10.6%	15.70	14.33	9.5%
Chile
EoP	664	661	0.4%	664	661	0.4%
Average	664	677	-1.9%	660	689	-4.3%
Colombia
EoP	3,038	2,916	4.2%	3,038	2,916	4.2%
Average	2,921	2,994	-2.4%	2,921	3,124	-6.5%
Guatemala
EoP	7.34	7.64	-4.0%	7.34	7.64	-4.0%
Average	7.34	7.68	-4.4%	7.39	7.68	-3.8%
Honduras
EoP	23.61	22.95	2.9%	23.61	22.95	2.9%
Average	23.62	22.80	3.6%	23.67	22.76	4.0%
Nicaragua
EoP	30.04	28.61	5.0%	30.04	28.61	5.0%
Average	29.86	28.44	5.0%	29.68	28.27	5.0%
Costa Rica
EoP	580	554	4.6%	580	554	4.6%
Average	575	545	5.5%	570	544	4.8%
Peru
EoP	3.26	3.29	-1.1%	3.26	3.29	-1.1%
Average	3.26	3.32	-1.7%	3.28	3.39	-3.2%
Paraguay
EoP	5,560	5,589	-0.5%	5,560	5,589	-0.5%
Average	5,578	5,614	-0.6%	5,615	5,705	-1.6%
Uruguay
EoP	28.50	30.62	-6.9%	28.50	30.62	-6.9%
Average	28.31	31.27	-9.5%	28.41	31.41	-9.5%
Dominican Republic
EoP	47.57	45.97	3.5%	47.57	45.97	3.5%
Average	47.47	45.90	3.4%	47.27	45.82	3.2%
Austria & CEE
EoP	0.88	0.90	-2.8%	0.88	0.90	-2.8%
Average	0.94	0.89	6.0%	0.92	0.90	3.1%

Exchange Rates Local Currency Units per MxP
	2Q17	2Q16	Var.%	Jan - Jun 17	Jan - Jun 16	Var.%
USA
EoP	0.06	0.05	5.7%	0.06	0.05	5.7%
Average	0.05	0.06	-2.9%	0.05	0.06	-7.5%
Brazil
EoP	0.18	0.17	8.9%	0.18	0.17	8.9%
Average	0.17	0.19	-11.1%	0.16	0.21	-20.6%
Argentina
EoP	0.93	0.80	16.8%	0.93	0.80	16.8%
Average	0.85	0.79	7.3%	0.80	0.79	1.3%
Chile
EoP	37.1	35.0	6.1%	37.1	35.0	6.1%
Average	35.7	37.5	-4.8%	33.8	38.2	-11.5%
Colombia
EoP	170	154	10.1%	170	154	10.1%
Average	157	166	-5.3%	150	173	-13.5%
Guatemala
EoP	0.41	0.40	1.5%	0.41	0.40	1.5%
Average	0.39	0.43	-7.2%	0.38	0.43	-11.0%
Honduras
EoP	1.32	1.21	8.7%	1.32	1.21	8.7%
Average	1.27	1.26	0.5%	1.21	1.26	-3.8%
Nicaragua
EoP	1.68	1.51	10.9%	1.68	1.51	10.9%
Average	1.61	1.58	1.9%	1.52	1.57	-2.9%
Costa Rica
EoP	32.40	29.31	10.6%	32.40	29.31	10.6%
Average	30.95	30.21	2.4%	29.23	30.14	-3.0%
Peru
EoP	0.18	0.17	4.5%	0.18	0.17	4.5%
Average	0.18	0.18	-4.6%	0.17	0.19	-10.5%
Paraguay
EoP	311	296	5.1%	311	296	5.1%
Average	300	311	-3.6%	288	316	-8.9%
Uruguay
EoP	1.59	1.62	-1.7%	1.59	1.62	-1.7%
Average	1.52	1.73	-12.1%	1.46	1.74	-16.3%
Dominican Republic
EoP	2.66	2.43	9.3%	2.66	2.43	9.3%
Average	2.55	2.54	0.4%	2.42	2.54	-4.6%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 19, 2017

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/S/ Carlos José García Moreno Elizondo
Name: Title:	Carlos José García Moreno Elizondo Attorney-in-fact